SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Avanir Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05348P401

(CUSIP Number)

 April 4, 2008 1

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This schedule 13G is filed to transition the Reporting Person's filing obligations under section 13 of the Securities Exchange Act of 1934, as amended, with respect to the above named Issuer from Schedule 13D to Schedule 13G.

CUSIP No. 05348P401

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,665,176
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,665,176
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,665,176
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.24%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 05348P401

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 193,188
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 193,188
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,188
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 05348P401

1		NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OrbiMed Capital GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,471,988
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,471,988
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,471,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.00%
12		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a).	Name of Issuer:

Avanir Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

101 Enterprise, Suite 300,
Aliso Viejo, California 92656

Item 2(a).	Name of Person Filing:

Samuel D. Isaly
OrbiMed Advisors LLC
OrbiMed Capital GP II LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:
767 Third Avenue, 30th Floor
New York, New York 10017

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

05348P401

Item 3.  OrbiMed Advisors LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).  Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership.

(a)	Amount Beneficially Owned: See Item 9 of each coversheet for each reporting person

(b)	Percent of Class: See Item 11 of each coversheet for each reporting person

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	See Item 5 of each coversheet for each reporting person

(ii)	shared power to vote or to direct the vote	See Item 6 of each coversheet for each reporting person

(iii)	sole power to dispose or to direct the disposition of	See Item 7 of each coversheet for each reporting person

(iv)	shared power to dispose or to direct the disposition of	See Item 8 of each coversheet for each reporting person

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 As described below, Reporting Persons hold 7.24% of the securities named herein (0.25% in the case of OrbiMed Advisors LLC and 7.00% in the case of OrbiMed Capital GP II LLC) on behalf of other persons who have the right to receive or the power to direct the receipt of, dividends from, or proceeds from the sale of, such securities.  None of such other persons holds an interest in the securities named herein amounting to more than five percent of the relevant class.

OrbiMed Advisors LLC and OrbiMed Capital GP II LLC hold such securities on behalf of (I) Caduceus Private Investments II, LP (3,224,684 Shares and 746,800 Warrants), (II) Caduceus Private Investments II (QP), LP (1,220,887 Shares and 279,617 Warrants) (III) UBS Juniper Crossover Fund, L.L.C. (193,188 Shares and 0 Warrants).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2009

SAMUEL D. ISALY

By:	/s/ Samuel D. Isaly
Samuel D. Isaly

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED CAPITAL GP II LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated May 27, 2009, (the “Schedule 13G”), with respect to the Common Stock, $.001 par value per share, of Avanir Pharmaceuticals. Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 27th day of May, 2009.

SAMUEL D. ISALY

By:	/s/ Samuel D. Isaly
Samuel D. Isaly

ORBIMED ADVISORS LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED CAPITAL GP II LLC

By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

STATEMENT OF CONTROL PERSON

The Statement on this Schedule 13G dated May 27, 2009 with respect to the Common Stock, $.001 par value per share, of Avanir Pharmaceuticals. Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital GP II LLC.

OrbiMed Advisors LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), as an investment advisor (IA).

OrbiMed Capital GP II LLC files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k).